Exhibit 12

The computation of ratio of earnings to fixed charges set forth in this Exhibit 12 has been revised from the computation of ratio of earnings to fixed charges included in Humana’s Annual Report on Form 10-K for the year ended December 31, 2005 to reflect the retrospective application of Humana’s adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, or SFAS 123R. Revisions are highlighted in blue.

Humana Inc.
Computation of Ratio of Earnings to Fixed Charges with Retrospective Application of SFAS 123R

	For the year ended December 31,
	2005		2004		2003		2002		2001
	(Dollars in thousands)
Income before income taxes	$402,880		$399,378		$336,213		$203,546		$176,952

Fixed charges	66,434		49,246		40,972		44,349		52,010

Total earnings	$469,314		$448,624		$377,185		$247,895		$228,962

Interest charged to expense	$39,315		$23,172		$17,367		$17,252		$25,302

One-third of rent expense	27,119		26,074		23,605		27,097		26,708

Total fixed charges	$66,434		$49,246		$40,972		$44,349		$52,010

Ratio of earnings to fixed charges (1)(2)	7.1	x	9.1	x	9.2	x	5.6	x	4.4	x

Notes

(1)             For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)             There are no shares of preferred stock outstanding.